UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

Attached to this 6-K are the following items:

Exhibit

99.1	Holding(s) in Company – March 4, 2008
99.2	Disposal - Aldeasa – March 10, 2008
99.3	Holding(s) in Company – March 18, 2008
99.4	Trading Statement – March 19, 2008

SIGNATURES

                                                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	April 1, 2008	By	/s/ TREVOR WILLIAMS
Trevor Williams
Deputy Company Secretary